August 28, 2008

Via EDGAR and Federal Express

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:  Entergy Texas, Inc.
        Amendment No. 1 to Form 10
        Filed July 15, 2008
        Form 10-Q
        Filed June 27, 2008
        File No. 0-53134

Dear Mr. Owings:

Following are Entergy Texas' responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. Joseph Domino dated August 4, 2008. For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy Texas. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form 10 or Form 10-Q.

Form 10

Consolidated Income Statements, page 50

  We have reviewed your response to comment 11 in our letter dated April 11, 2008 and the revisions to your disclosure. We believe the credit is material relative to other income. Please separately present this item on the face of your income statement or provide disclosure as to its amount and nature in the notes to your financial statements.

  Response: We will amend the Form 10 to add the following disclosure to Note 1 to the financial statements under the Application of SFAS 71 heading:

  During 2005 and 2006, Entergy filed notices with the FERC to withdraw its market-based rate authority for wholesale transactions in the Entergy control area and submitted new cost-based rates to the FERC for approval. During the second quarter 2006, the FERC issued an order accepting the cost-based rates filed by Entergy. Prior to this FERC decision, Entergy Gulf States, Inc. did not apply regulatory accounting principles to its wholesale jurisdiction. The FERC decision in the second quarter 2006 resulted in Entergy Gulf States, Inc. meeting the three SFAS 71 criteria discussed above for its wholesale jurisdiction and, therefore, Entergy Gulf States, Inc. reinstated the application of regulatory accounting principles to its wholesale business. Reinstatement of regulatory accounting principles resulted in a credit to miscellaneous income of approximately $3.3 million for Entergy Texas in 2006.

  Note 3. Income Taxes, page 68

  We have reviewed your response to comment 15 in our letter dated April 11, 2008. We are not clear on the interplay between customer advances and the deferred tax accounts. Please explain to us in further detail the terms of the Entergy Gulf States, Inc. separation agreement as it relates to customer advances and tell us the tax treatment. Ensure you explain in detail why the balance sheet reflects no net activity in deferred taxes with respect to customer advances. To the extent you believe it would help our understanding, please provide us with example journal entries to illustrate how you account for customer advances and the settlement with Entergy Gulf States Louisiana.

  Response: The customer advances were included in calculating taxable income on Entergy's income tax returns as originally filed, but are not includable in revenue under generally accepted accounting principles and thus did not affect book income. Therefore, Entergy Gulf States, Inc. recorded a deferred income tax asset with a credit to deferred income tax expense/benefit. Because these advances were considered taxable in the period they were received, Entergy Gulf States, Inc. also recorded current income tax expense with a credit to taxes payable.

  Subsequently, Entergy filed for a change of accounting method for income tax purposes and amended its income tax returns to treat the customer advances under the same accounting method used for book income purposes. The income tax returns claiming the benefit of the change in tax accounting method for customer advances had not been settled, however, as of the date of the jurisdictional separation, December 31, 2007.

  As a function of federal income tax law Entergy Gulf States Louisiana is liable for tax years prior to the jurisdictional separation (2007 and prior years). Accordingly, as the entity primarily liable for tax years prior to the jurisdictional separation, in the accounting for the jurisdictional separation Entergy Gulf States Louisiana was allocated all of the Entergy Gulf States, Inc. deferred tax asset related to customer advances. The deferred income tax expense/benefit on the income statement for customer advances related to Entergy Texas' business, however, was charged to Entergy Texas in the accounting for the jurisdictional separation, pursuant to the jurisdictional separation agreement. Under the jurisdictional separation agreement, Entergy Texas is responsible for Texas customers and Texas-related activity. Following are example journal entries that illustrate the accounting for customer advances and the effect of the jurisdictional separation accounting and settlement of this tax item between Entergy Texas and Entergy Gulf States Louisiana. The illustration assumes a $100 customer advance from a Texas customer and an effective tax rate of 35%.

Description	Debit	Credit	$	$

Entergy Gulf States, Inc. (the customer advances cash to Entergy Gulf States)

To record receipt of the customer advance	Cash		100
		Customer Advances		100

To provide deferred taxes on the customer advances for the book/tax difference in accordance with SFAS 109	Current tax expense		35
		Taxes payable		35
	Deferred tax asset		35
		Deferred tax expense		35

Entergy Texas, Inc. (jurisdictional separation occurs)

To reflect the effects of the jurisdictional separation as it relates to the tax treatment of the customer advances	Current tax expense		35
		Accounts Payable - associated companies (to EGSL)		35

	Accounts Receivable - associated companies (from EGSL)		35
		Deferred Tax Expense		35

  In Entergy's accounting close process the payable and receivable in the same amounts to the same company, Entergy Gulf States Louisiana, net to $0. Therefore on Entergy Texas' balance sheet the net effect of these transactions is $0.

  Subsequent to the jurisdictional separation, Entergy Texas' book and tax accounting treatment for IPP customer advances is the same. Therefore, Entergy Texas no longer records deferred income tax expense/benefit for customer advances beginning in 2008.

  Form 10-Q for Fiscal Quarter Ended March 31, 2008

  Exhibits 31(a) and 31(b)

  Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. Accordingly, in future filings, please add the parenthetical language that has been deleted from paragraph 4(d) of your certifications.

Response: In future filings, we will include the paragraph 4(d) parenthetical language in our certifications, and have done so in our Second Quarter 2008 Form 10-Q.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

If you would like to discuss any of Entergy Texas' responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

s/ Theodore H. Bunting, Jr.

Theodore H. Bunting, Jr.

Senior Vice President and Chief Accounting Officer

Cc:   Joseph Domino
        Steven V. Wilkinson
        William P. Graf (Deloitte & Touche)
        Ronald E. Alper, Esq.
        Sarah Goldberg
        James Allegretto